SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 3 )*

Workday, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

98138H101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 98138H101	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greylock XI Limited Partnership (EIN 04-3545955)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 98138H101	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greylock XI-A Limited Partnership (EIN 04-3545959)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 98138H101	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greylock XI GP Limited Partnership (04-3545953)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 98138H101	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William W. Helman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 98138H101	Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Aneel Bhusri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,656,951
	6.	Shared Voting Power 72,279,825 (1)
	7.	Sole Dispositive Power 11,656,951
	8.	Shared Dispositive Power 3,417,879
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,936,776 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 68,861,946 shares of Class B Common Stock held directly by David A. Duffield and subject to the Voting Agreement (as defined in Item 4 below).

SCHEDULE 13G

CUSIP No. 98138H101	Page 7 of 11

Item 1(a)	Name of Issuer:

Workday, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2(a)	Name of Person Filing:

The reporting persons are:

Greylock XI Limited Partnership (“GXILP”).

Greylock XI-A Limited Partnership (“GXIALP”).

Greylock XI GP Limited Partnership (“GXIGPLP”), the General Partner of GXILP and GXIALP.

William W. Helman, a Managing General Partner of GXIGPLP.

Aneel Bhusri, a Managing General Partner of GXIGPLP.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o Greylock Management Corporation

One Brattle Square

#4

Cambridge, MA 02138

Item 2(c)	Citizenship:

GXILP	Delaware limited partnership
GXIALP	Delaware limited partnership
GXIGPLP	Delaware limited partnership
Mr. Helman	U.S. citizen
Mr. Bhusri	U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Workday, Inc. Each share of Class B common stock, par value $0.001 per share (the “Class B Common Stock”), of Workday, Inc. is convertible into one share of Class A Common Stock.

Item 2(e)	CUSIP Number:

98138H101

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G

CUSIP No. 98138H101	Page 8 of 11

Item 4	Ownership:

This Schedule 13G/A amends and restates in its entirety the 13G/A filed by the Reporting Persons with the Securities and Exchange Commission on February 4, 2014.

(a)	Amount Beneficially Owned:

See Item 5 except with respect to Mr. Bhusri.

As of December 31, 2013: (i) GXILP was the record holder of 3,325,241 shares of Class B Common Stock (the “GXILP Shares”); and (ii) GXIALP was the record holder of 92,638 shares of Class B Common Stock (the “GXIALP Shares”); together with the GXILP shares (the “Record Shares”).

Mr. Bhusri as a Managing Partner of GXIGPLP, may be deemed to beneficially own the Record Shares. Mr. Bhusri may also be deemed to beneficially own 13,661 shares of Class B Common Stock held of record by Greylock XI Principals LLC, as nominee on behalf of Mr. Bhusri. Mr. Bhusri and his affiliated trusts are the record holder of 311,847 shares of Class A Common Stock and 8,126,443 shares of Class B Common Stock (such Class B Common Stock, the “Direct Class B Shares”). Mr. Bhusri also is the record holder of options to purchase 3,200,000 shares of Class B Common Stock (exercisable on or within 60 days of the Date of Event of this Schedule 13G filing) (the “Option Shares”). Mr. Bhusri’s minor child is the record owner of 5,000 shares of Class B Common Stock (over which Mr. Bhusri may be deemed to have voting and dispositive power) (together with the Direct Class B Shares and the Option Shares, the “Bhusri Shares”).

The Bhusri Shares (representing 11,331,443 shares of Class B Common Stock) and 68,861,946 shares of Class B Common Stock held directly by David A. Duffield are subject to a Voting Agreement entered into by David A. Duffield and Mr. Bhusri on September 28, 2012 (the “Voting Agreement”).

Under the Voting Agreement, each of Mr. Duffield and Mr. Bhusri has granted a proxy holder the right to exercise all of the voting and consent rights of his and his permitted transferee’s Class B Common Stock following his death or during his incapacity. Initially, Mr. Duffield has designated Mr. Bhusri as his designated proxy holder and Mr. Bhusri has designated Mr. Duffield as his designated proxy holder. Each of Mr. Duffield and Mr. Bhusri will have the right during his lifetime to remove his designated proxy holder and replace him with a new proxy holder. In the event that there is no proxy holder for the Class B Common Stock subject to the Voting Agreement, the voting and consent rights of such Class B Common Stock will be exercised by the board of directors of Workday, Inc. acting by majority vote. Upon the death or incapacity of each of Mr. Duffield and Mr. Bhusri, his designated proxy holder will have an irrevocable proxy to vote or otherwise consent to any matters in respect of his Class B Common Stock.

The Voting Agreement will terminate upon the earliest to occur of the following: (i) the conversion of the Class A Common Stock and Class B Common Stock into a single class of common stock, or (ii) the time at which none of Mr. Duffield, Mr. Bhusri or any of their respective permitted transferees beneficially owns any Class B Common Stock. The Voting Agreement may not be unilaterally terminated by Mr. Duffield or Mr. Bhusri.

(b)	Percent of Class:

See Item 5 except with respect to Mr. Bhusri.

Mr. Bhusri: 50.57%

The ownership percentages above are based on an aggregate of 82,353,660 shares of Class A Common Stock outstanding as of December 31, 2013 as reported by the issuer to the Reporting Persons, plus the number of shares of Class B Common Stock beneficially owned by each Reporting Person on an as converted basis into shares of Class A Common Stock.

(c)	Number of Shares as to which the Person has:

See Item 5 except with respect to Mr. Bhusri.

	NUMBER OF SHARES OF CLASS B COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
Aneel Bhusri	11,345,104	72,279,825	11,345,104	3,417,879
	NUMBER OF SHARES OF CLASS A COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
Aneel Bhusri	311,847	0	311,847	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

SCHEDULE 13G

CUSIP No. 98138H101	Page 9 of 11

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

This Item 5 is not applicable with respect to Aneel Bhusri.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 98138H101	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2014.

GREYLOCK XI GP LIMITED PARTNERSHIP

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

By:	/s/ William W. Helman
William W. Helman, Managing Partner

GREYLOCK XI LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

GREYLOCK XI-A LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri